Exhibit 99.6

Report of Scrutinizer

To,

The Chairman

of the Court Convened Meeting of

Vedanta Limited

Sesa Ghor, 20 EDC Complex, Patto,

Panjim, Goa - 403 001

SUB: Court Convened Meeting of the Equity Shareholders of Vedanta Limited held on 8th September, 2016 at “Hotel Mandovi, D. B. Marg, Panaji, Goa – 403 001.”

Dear Sir,

We, Nilesh G. Shah, Practicing Company Secretary (Membership No. FCS-4554 and C.P. No. 2631) having address at 211-B, Sona Udyog Industrial Estate, Parsi Panchayat Road, Extention of Old Nagardas Road, Andheri (East), Mumbai – 400 069 and Mr. Shrikant V. Gaonkar, Practicing Company Secretary and Shareholder of Vedanta Limited (Having Client ID / DP ID – IN302679 31813838) holding 2981 equity shares, were was appointed as Scrutinizers for the purpose of the poll taken on the below mentioned resolution, at the Court Convened Meeting of the Equity Shareholders of Vedanta Limited held on 8th September, 2016 at “Hotel Mandovi”, D. B. Marg, Panaji, Goa – 403 001, submit our report as under:

1. After the time fixed for closing of the poll by the Chairman, Two (2) ballot boxes kept for polling were locked in our presence with due identification marks placed by us.

2. The locked ballot boxes were subsequently opened by us (in the presence of two witnesses viz. Mr. Mahesh Darji and Mr. Amey Ashok Naik, both are not in employment of the company) and poll papers were diligently scrutinized. The poll papers were reconciled with the records maintained by the Company / Registrars and Transfer Agent (RTA) viz. Karvy Computershare Private Limited and the authorizations / Proxies lodged with the Company with the support of RTA. The Signature of Members and number of Shares held by respective members were scrutinized and confirmed by the RTA.

3. The poll papers, which were incomplete and/or which were otherwise found defective have been treated as invalid and kept separately.

4. The result of the poll is as under:

Resolution No. 1

For approval of the Amalgamation embodied in the Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors:

Particulars	Number of shareholders casted votes	Representing No. of Equity shares of Re. 1 each
Total number of votes casted by all shareholders / proxy holders / representatives by way of poll	118	1816818975
Total No. of polls found to be invalid / shareholders abstained for voting	5	42624685
Total number of valid votes casted by all shareholders / proxy holders / representatives by way of poll	113	1774194290
Less : Ballots clubbed on account of multiple folios	14	—
Total no of shareholders voting validly (through poll)	99	1774194290
Total No of votes FOR the Scheme	99	1774194290
% of votes FOR of the Scheme (in terms of numbers / value of poll)	100%	100%
Total No of votes AGAINST the Scheme	0	0
% of votes AGAINST the Scheme (in terms of numbers / value of poll)	0%	0%

5. A list of equity shareholders who voted ‘for’ or ‘against’ and those whose votes were declared ‘invalid’ for the resolution is enclosed.

6. The poll papers and all other relevant records were sealed and handed over to the Company Secretary / Director authorized by the Board for safe keeping.

Thanking you,

Yours truly,

Nilesh G. Shah	Mr. Shrikant V Gaonkar
Practicing Company Secretary	Shareholder
Membership No. FCS 4554	DP ID: IN302679
CP No. 2631	Client ID: 31813838
(Scrutinizer)	(Scrutinizer)

Place: Goa
Dated: 08/09/2016